Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 9, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10135
Balanced Income Equity and ETF Portfolio, Series 56
(the “Trust”)
CIK No. 1919021 File No. 333-264853

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETF portion of the Trust invests in (consistent with the risk disclosure).

Response:The Trust notes that while distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. As such, the Trust respectfully declines to add distressed debt securities to the Portfolio Selection Process section.

2.Please consider distinguishing between foreign corporate and government bonds in the strategy section.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Trust invests approximately 50% in common stocks of dividend-paying companies and approximately 50% in ETFs which invest in (i) US corporate bonds, (ii) foreign corporate bonds and (iii) foreign government bonds. The Trust’s exposure to investment grade and high yield bond funds, through its investments in the underlying ETFs, is approximately equally weighted.”

3.The disclosure states, “and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions).” The Staff notes earlier disclosure states that the ETFs are equally weighted between investment grade and high yield bond funds. Please explain how the research department mostly focuses on “credit quality” with regards to the quality and character of the securities held by the ETFs when the Trust invests in high-yield bond funds. If true, please clarify that the research department focuses on the credit quality of the bonds within each of the investment grade and high-yield bond categories (e.g., credit quality of one high-yield ETF versus another high-yield ETF).

Response: The Trust notes that the disclosure previously states that the investment grade bond funds and high-yield bond funds portions of the Trust are equally weighted. The research department must focus on credit quality in determining the ETF portion of the portfolio in order to judge the investment quality of the bonds. The disclosure will be revised to clarify that the research department focuses on the credit quality, maturity and duration within each bond category.

4.Please consider deleting the following sentence: “If rising interest rates are less of a concern, the average duration and maturity of the funds are less of a consideration. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.”

Response: The above-referenced sentence will be removed from the disclosure in accordance with the Staff’s comment.

Risk Factors

5.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

6.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

7.If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response: If the Trust has material exposure to China, based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

8.Please include the risks of investing in small and/or mid-capitalization companies, as the “Additional Portfolio Contents” section states the Trust will invest in companies with various market capitalizations.

Response: If, based on its final portfolio, the Trust has exposure to small and/or mid-capitalization companies either directly or through the underlying Funds, relevant risk disclosure will be added to the Trust’s prospectus. Otherwise, the “Additional Portfolio Contents” section will be revised.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon